SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             _______________________

                                   Schedule TO
            Tender Offer Statement under Section 14(d)(1) or 13(e)(4)
                     of the Securities Exchange Act of 1934
                                (Amendment No. )

                      The Mexico Equity & Income Fund, Inc.
                       (Name of Subject Company (issuer))

                      The Mexico Equity & Income Fund, Inc.
                 (Names of Filing Persons (offeror and issuer))

                     Common Stock, Par Value $.001 Per Share
                         (Title of Class of Securities)

                                    592834105
                      (CUSIP Number of Class of Securities)

                            Bryan McKigney, President
                     The Mexico Equity and Income Fund, Inc.
                             World Financial Center
                               200 Liberty Street
                            New York, New York 10281
                                 (212) 667-5000
      (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing persons)

                                 with a copy to:
                            Laurence E. Cranch, Esq.
                          Leonard B. Mackey, Jr., Esq.
                       Clifford Chance Rogers & Wells LLP
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 878-8000


                            Calculation of Filing Fee

================================================================================
   Transaction Valuation                                Amount of Filing Fee
--------------------------------------------------------------------------------
      Not Applicable                                       Not Applicable
================================================================================

|_|  Check  the  box if any  part  of the  fee is  offset  as  provided  by Rule
     0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:  Not Applicable
     Form or Registration No:  Not Applicable
     Filing Party:  Not Applicable
     Date Filed:  Not Applicable

|X| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

|_|      third-party tender offer subject to Rule 14d-1.
|X|      issuer tender offer subject to Rule 13e-4.
|_|      going-private transactions subject to Rule 13-e-3.
|_|      amendment to Schedule 13D under rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

================================================================================

Items 1 - 11.

Not applicable.


Items 12.  Materials to be Filed as Exhibits.

Text of Press Release issued by The Mexico Equity & Income Fund, Inc. on November 13, 2000.


PRESS RELEASE

                     THE MEXICO EQUITY AND INCOME FUND, INC.
                   ANNOUNCES COMMENCEMENT DATE OF TENDER OFFER


     NEW YORK, November 13, 2000 - The Mexico Equity and Income Fund, Inc. (the "Fund") announced today that the Fund's tender offer (the "Tender Offer") for up to 20% of the Fund's common stock will commence on or about December 4, 2000 and terminate on or about January 5, 2001. As announced on September 19, 2000, the Tender Offer will be conducted at a price equal to 92% of the Fund's net asset value per share on the last day of the tender period (or as otherwise permitted by the rules of the Securities and Exchange Commission (the "SEC").

     The Tender Offer will be made and stockholders will be notified in accordance with the requirements of the Securities Exchange Act of 1934, as amended, and the Investment Company Act of 1940, as amended, either by publication or mailing or both. The offering documents will contain such information as is prescribed by such laws and the rules and regulations promulgated thereunder.

     The Fund is a closed-end management investment company that seeks high total return through capital appreciation and current income by investing primarily in equity and convertible debt securities issued by Mexican companies and debt securities of Mexican issuers. The Fund is traded on the New York Stock Exchange under the symbol "MXE". The Fund's U.S. Co-Adviser, Advantage Advisers, Inc. is a subsidiary of CIBC World Markets Corp. Acci Worldwide is the Mexican Adviser to the Fund.

     This announcement is not an offer to purchase or solicitation of an offer to sell shares of the Fund. The offer is made only by the Offer for Cash and the related Letter of Transmittal. Holders of Fund shares should read these documents when they are available because they contain important information. These and other filed documents will be available to investors for free both at the website of the Securities and Exchange Commission and from the Fund. The offer is not being made to, nor will tenders be accepted from or on behalf of, holders of shares in any jurisdiction in which making or accepting the offer would violate that jurisdiction's laws.

     Periodically, updated information on the Fund can be obtained by calling the Fund's dedicated telephone line. Information provided includes a recorded update revealing the Fund's top issues, net asset value, performance and other information. The Fund's toll-free number is (800) 421-4777.

Contact: Maureen Seaman
         Advantage Advisers, Inc.
         (212) 667-5015

Item 13. Information Required by Schedule 13E-3.

         Not applicable.